SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach-Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123559 and 333-130611.

Eltek Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1. Press Release:  Eltek receives notification from the Ministry of Environmental Protection about its intention to impose a penalty for an alleged breach of the Clean Air Law

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/Ron Freund
Ron Freund
Chief Financial Officer

Dated:  January 17, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Eltek receives notification from the Ministry of Environmental Protection about its intention to impose a penalty for an alleged breach of the Clean Air Law.